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                                                                    EXHIBIT 20.2


                                  SIMULA, INC.

                  CORPORATE GOVERNANCE PRINCIPLES AND POLICIES

                ADOPTED AUGUST 24, 1998 AND AMENDED JULY 22, 2002

A.    THE ROLE OF THE BOARD OF DIRECTORS

      1.    Direct the Affairs of the Company for the Benefit of Shareholders

            The primary responsibility of directors is to oversee the affairs of the Company for the benefit of shareholders. The Board agrees that day-to-day management of the Company is the responsibility of management and that the role of the Board is to oversee management's performance of that function. The Board shall also mandate and administer a corporate compliance program, which shall include the creation of a Company Code of Conduct, the maintenance of accounting, financial and other controls, and the review of the adequacy of such controls.

      2.    Long-Range Strategy Development

            Long-range strategic issues should be discussed as a matter of course at regular Board meetings. The Board may choose to devote one of its regularly scheduled meetings exclusively to strategic planning.

      3.    Review of Financial Goals and Performance

            The Board reviews the annual operating plan and specific goals at the start of the fiscal year, and financial performance quarterly (actual and in comparison to plan). The Board also believes it is important to establish and evaluate both short and longer-term objectives.

      4.    Ethical Business Environment

            The Board insists on an ethical business environment that focuses on adherence to both the letter and the spirit of regulatory and legal mandates. The Board expects that management will conduct operations in a manner supportive of this view. The Board is committed to avoiding any transactions that compromise, or appear to compromise, director independence. The Company shall prepare for the Board's review and approval a Code of Conduct, and shall review periodic reports from the Company's Compliance Officer with respect to such Code.
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      5.    CEO Performance Evaluation

            The CEO's performance should be evaluated annually and as a regular part of any decision with respect to CEO compensation. The Board expressly delegates the CEO performance and compensation evaluation function to the Compensation Committee. Notwithstanding such delegation, however, the Board as a whole shall be responsible for the oversight of the CEO and management.

      6.    Succession Planning

            The Board is responsible for succession planning. The Board will have the CEO annually review with the independent directors the abilities of the key senior managers and their likely successors. Additionally, the independent directors may meet periodically to discuss, among other things, management succession issues. As part of the succession and development process, the Board, or at the Board's direction, the Compensation Committee, will familiarize itself with the CEO's direct reports through periodic management and operating reports. The Chairman of the Board or the Corporate Governance and Nominating Committee shall call a meeting upon a sudden temporary or permanent incapacity of the CEO.

      7.    Material Transactions

            The Board evaluates and approves all material Company transactions not arising in the ordinary course of business.

      8.    Governing Documents

            In the event of any conflict between the Company's Articles of Incorporation, Bylaws and these Principles and Policies, the Articles shall first govern and next the Bylaws, in that order.


B.    MEETINGS OF THE BOARD OF DIRECTORS

      1.    Selection of Chairman of the Board and Lead Director

            The Chairman of the Board and the Lead Director, if any, shall be selected by the Board, but shall not be the same individual as the CEO. The Chairman and the Lead Director, if any, will be elected annually and shall serve at the pleasure of the Board. Each year, the Board shall determine whether a Lead Director is necessary. The Lead Director shall be an independent director, shall be selected for a period of one year renewable for a period of one year, and shall be rotated among the independent directors.


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      2.    Frequency of Meetings

            The Board will regularly meet one time each quarter. An annual calendar for the succeeding year will be agreed upon by the end of each fiscal year. Special meetings may be called as necessary.

            While the Board recognizes that directors discharge their duties in a variety of ways, including personal meetings and telephone contact with management and others regarding the business and affairs of the Company, the Board feels it is the responsibility of individual directors to make themselves available to attend both regular and special Board and committee meetings on a consistent basis. In the event a director attends less than 75% of all noticed Board and committee meetings for any one year, such director will forfeit his or her restricted stock grants under the Outside Directors' Equity Plan for such year, unless otherwise directed by the Board.

      3.    Meetings of Independent Directors

            Independent directors should meet routinely without management as they deem appropriate in their discretion, and should meet at any time upon the request of any director.

      4.    Access to Management and Outside Experts

            Board members have reasonable direct access to the Chairman, CEO, Chief Operating Officer, Chief Financial Officer, Chief Development Officer, and General Counsel, in their discretion. The Board may have access to other managers on a case by case basis after a courtesy call to the CEO. Upon prior notice to the CEO and/or General Counsel, the Board (or with Board approval, a committee) may seek legal or other expert advice from a source independent of management. Board members will use judgment to ensure that contact is not distracting to the business operation of the Company and that such contact, if in writing, be copied to the CEO.

      5.    Attendance of Non-Directors at Meetings

            The Chairman and the CEO have discretion to invite any members of management, other Company employees or third-parties they deem appropriate to attend the Board meetings at appropriate times, subject to the Board's right to request that such attendance be limited or discontinued. Any non-management guests shall sign a confidentiality agreement in form satisfactory to the General Counsel prior to such guests' participation in any Board or committee meeting. The Board and committees may exclude any guest from part or all of any meeting upon its determination that it is in the best interests of the Company to do so.


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      6.    Agendas and Presentations

            The Board believes the Chairman, the Lead Director and CEO are jointly responsible, and should establish, the agenda for each Board meeting, taking into account suggestions of Board members. Board members may include particular items on the agenda by contacting the Chairman, the Lead Director or CEO and the Chairman and the Lead Director are expected to ask directors for their suggestions or opinions on possible agenda items before each meeting.

            As with the agenda, the Board believes that the Chairman and CEO should determine the form of each presentation to the Board and the person to make such presentation.

            It is the policy of the Board that the Chief Financial Officer will give a presentation on the financial results of the Company and related issues at each Board meeting.

            The CEO's presentation will include a written summary of his remarks for distribution to the directors, which report will be retained and filed as part of the minutes of the Board.

      7.    Information Flow

            The Board shall receive salient information helpful in understanding the presentations, discussions and issues to be covered at such meeting, in writing and sufficiently in advance of such meeting to permit appropriate review. Where appropriate, longer and more complex documents shall contain executive summaries. Absent unusual circumstances, in no event will such information be distributed less than three days in advance of any regular Board meeting and 24 hours in advance of any special meeting.

            The Board periodically reviews the information flow to Board members to ensure that directors receive the right kind and amount of information from management in sufficient time to prepare for meetings. The Corporate Secretary shall coordinate the information flow to the directors, periodically discuss director satisfaction with Board materials with individual directors, and encourage directors to offer suggestions on materials.

      8.    Additional Service

            From time to time the Company may request the services of a Board member other than in his or her capacity as a director. In such situations, before assigning any task to a Board member that would require additional compensation, the CEO shall first review such assignment with the Compensation Committee. Any Board member requested to perform services by the Company that he or she believes do not lie within his


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      or her capacity as a director, shall inform the Compensation Committee prior to accepting such assignment.


C.    BOARD STRUCTURE

      1.    Composition of Board

            The majority of the members of the Board shall be independent directors. Independent directors should have appropriate skills and characteristics required of Board members. This assessment should include issues of diversity, age, and skills, all in the context of an assessment of the perceived needs of the Board at that point in time. All independent directors shall submit their resignation as a matter of course upon retirement, a change in employer, or other significant changes in their professional roles or responsibilities that might reasonably be seen to affect their ability to serve.

            The CEO shall be a director. The CEO, and any other directors other than independent directors, shall submit his or her resignation from the Board as a matter of course upon retirement, resignation, or any other significant change in his or her professional roles or responsibilities.

            Any resignation submitted as a matter of course may be reviewed by the Board as a whole and, if the Board determines that such director continues to contribute significantly to the Company, the director's membership on the Board may continue.

      2.    Definition of Independent Director

            The Board of Directors defines an "independent director" as a director who, in the opinion of the Board, does not possess a material relationship with the Company. To evaluate these activities and relationships in determining "independence," the Board may consider all relevant factors. Furthermore, no Company employee, or individual who was a Company employee within the past five years, shall be considered to be an independent director. The Board recognizes that director independence is an issue that is actively being reviewed by multiple constituencies, and may amend its criteria for determining what constitutes an "independent director" to reflect changing standards.

      3.    Size of the Board

            The Board believes that the Board should not be too large, and understands that the size of the Board will fluctuate from time to time depending on circumstances. The Corporate Governance and Nominating Committee will make recommendations regarding increasing or decreasing size from time to time.


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      4.    Director Retirement Age and Term Limits

            The Board believes that consistent quality in the directorship can be achieved effectively without term limits or any mandatory retirement age. However, the Board generally endorses the practice of periodic turnover to include new members and the differing perspectives that they provide.

      5.    Director Appointments

            The Corporate Governance and Nominating Committee nominates candidates for election to the Board. It is the Corporate Governance and Nominating Committee's responsibility to make director recommendations to the full Board for appointments to fill vacancies of any unexpired term on the Board, and to recommend nominees for submission to Shareholders for approval at the time of the Annual Meeting. The Corporate Governance and Nominating Committee will solicit the CEO's input in the selection of Board nominees. The chairman of the Corporate Governance and Nominating Committee will extend the offer to a new director candidate to serve on the Board.

            The Company does not set specific criteria for directors but believes that candidates should show evidence of leadership in their particular field, have broad experience and the ability to exercise sound business judgment, have specific knowledge about the Company's business, and be able to network in a way to promote the Company's interests.

      6.    Director Orientation

            In order to promote director effectiveness, management conducts an informal orientation process for new directors that includes Board policies and procedures and written materials concerning the Company and its operations, meetings with key members of management, and visits to Company offices and facilities. Recently appointed directors are encouraged to advise the Corporate Secretary as to the effectiveness of these materials and suggest any changes.

      7.    Director Evaluation

            The Corporate Governance and Nominating Committee shall prepare, for the Board's review and approval, Board and director assessment methods and criteria, taking the CEO's views into consideration. The Corporate Governance and Nominating Committee shall annually evaluate the Board's overall performance and evaluate individual Directors performance using the Board approved methods and criteria for such review.


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      8.    Director Compensation and Stock Ownership

            The Board believes that the level of director compensation generally should be competitive with that paid to directors of other corporations of similar size in the United States. The Compensation Committee is responsible for making recommendations for the full Board's review and approval with respect to director compensation and benefit programs.

            The Board also believes that director compensation should be tied, in part, to corporate performance. Current policy is to grant to each independent director (i) 15,000 stock purchase options upon initial membership, (ii) 3,000 options annually thereafter, (iii) $3,000 per Board meeting attended in person, (iv) $1,500 per substantive Committee meeting attended in person or telephonically, (v) restricted stock grants under the Outside Directors' Equity Plan at the end of each calendar quarter of $5,000 worth of Company stock, and (vi) reimbursement of reasonable travel expenses consistent with Company policy. This approach is consistent with SEC guidelines and industry norms, and is designed to help align director interest with those of shareholders. The Board has agreed that the Compensation Committee should continue to review and make recommendations to the Board with respect to linkage between director compensation and corporate performance.

            The Board believes that directors should have a financial stake in the Company. The Compensation Committee shall propose and recommend to the full Board a share target for ownership by each director, and a time period in which to attain such ownership. Absent extraordinary circumstances, no director shall sell stock in the Company while a member of the Board.

      9.    Interlocking Directorates

            All directors shall seek approval from both the Corporate Governance and Nominating Committee and the General Counsel prior to accepting any other board memberships in for-profit companies to avoid legally impermissible interlocking directorships or other conflicts of interest. Similarly, the CEO and members of management shall seek approval of the Board prior to accepting independent board memberships in for-profit companies.


D.    COMMITTEES OF THE BOARD

      1.    Number and Types of Committees

            The Board believes that committees should be created and disbanded depending on the particular interests of the Board, issues facing the Company, and legal requirements. The current "standing" committees of the Board (that is, committees expected to operate over an extended period) are the Audit Committee, the Compensation


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      Committee, and the Corporate Governance and Nominating Committee. The Lead
      Director, or if no Lead Director then serves, the Chairman of the Corporate Governance and Nominating Committee, shall periodically recommend changes to the composition of the Board committees. Directors are free to make suggestions regarding committees at any time and are encouraged to do so. The Board also expects that the committee structure will be one of the matters considered from time to time as part of the review of overall Board effectiveness. The composition, members, and responsibilities will also be defined periodically.

      2.    Assignment and Rotation of Committee Members

            The Chairman and CEO recommend committee appointments for the approval of the full Board. The Board expects that assignments will be made within the following guidelines: assignments may be rotated periodically, though not necessarily within any specified time frame; all shall be comprised solely of independent directors; and committee assignments must comply with any applicable stock exchange or legal requirements. Assignments to the Corporate Governance and Nominating Committee will be rotated such that no director candidate up for re-election shall be a member of such committee in the year of such re-election. The Chairman of the Audit Committee and other Audit Committee members shall meet the financial sophistication and independence requirements of the American Stock Exchange.

      3.    Frequency of Committee Meetings

            Management will generally recommend an annual committee meeting schedule for all standing committees, but it is the responsibility of committee chairmen, in consultation with committee members, to determine the frequency and length of committee meetings. Each committee will meet at least annually.

      4.    Committee Agendas

            Committee chairmen, in consultation with appropriate members of management and committee members, shall determine committee agendas. Any director may suggest an item for consideration as part of any committee agenda. The CFO will act as the management liaison to provide committees requested financial data and analyses. The General Counsel will act as the management liaison to assemble and distribute agendas and facilitate minutes and reports preparation.

      5.    Committee Reports

            Reports of committee meetings are submitted to the full Board following each committee meeting. Committee actions are binding consistent with such Committee's charter and applicable corporate law. Committee chairmen are offered the opportunity to comment on committee activities at each Board meeting.


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      6.    Specific Roles and Responsibilities

            The specific roles and responsibilities of each committee are outlined in Appendix 1.


E.    JOB DESCRIPTIONS FOR CHAIRMAN, LEAD DIRECTOR AND CEO

            The Board believes that it is appropriate to specifically define the job description and responsibilities for the Chairman, the Lead Director and CEO. These job descriptions should be reviewed annually to ensure that they are consistent with the needs of the business.

            The specific job descriptions for the Chairman, the Lead Director and CEO are outlined in Appendix 2.


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                                   APPENDIX 1

                                   COMMITTEES
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                             AUDIT COMMITTEE CHARTER

         The Audit Committee shall be comprised solely of independent directors, and shall be appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the company, (2) the compliance by the company with legal and regulatory requirements and (3) the independence and performance of the Company's internal and external auditors.

         The members of the Audit Committee shall meet the independence and experience requirements of the American Stock Exchange and shall be appointed by the Board.

         The Audit Committee shall have the authority to retain special legal, accounting or other consultants to advise the committee. The Audit Committee may request any officer or employee of the Company or Company's outside counsel or independent auditor to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

    The Audit Committee shall make regular reports to the Board.

    The Audit Committee shall:

1. Review and reassess the adequacy of this Charter annually and submit it to the Board for approval.

2. Review the annual audited financial statements with management, including major issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls that could significantly affect the Company's financial statements.

3. Review an analysis prepared by management and the independent auditor of significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements.

4. Review with management and the independent auditor the Company's quarterly financial statements prior to the release of quarterly earnings.

5. Meet periodically with management to review the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures.

6. Review major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditor or management.

7. Recommend to the Board the appointment of the independent auditor, which firm is ultimately accountable to the Audit Committee and the Board.

8.  Approve the fees to be paid to the independent auditor.

9. Receive periodic reports from the independent auditor regarding the auditor's independence, discuss such reports with the auditor, and if so determined by the Audit Committee, recommend that the Board take appropriate action to insure the independence of the auditor.
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10. Evaluate the performance of the independent auditor and, if so determined by the Audit Committee, replace such independent auditor.

11. Meet with the independent auditor prior to the audit to review the planning and staffing of the audit.

12. Obtain from the independent auditor assurance that Section 10A of the private Securities Litigation Reform Act of 1995 has not been implicated.

13. Obtain reports from management and the independent auditor that the Company's subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Company's Code of Conduct.

14. Discuss with the independent auditor the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit.

15. Review with the independent auditor any problems or difficulties the auditor may have encountered and any management letter provided by the auditor and the Company's response to that letter. Such review should include:

    a. Any difficulties encountered in the course of the audit work, including any restrictions on the scope of the activities or access to required information; and

    b.  Any changes required in the planned scope of the external audit.

16. Advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations with the Company's Code of Conduct.

17. Review with the Company's General Counsel legal matters that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

18. Meet at least annually with the chief financial officer and the independent auditor in separate executive sessions.

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditor. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditor or to assure compliance with laws and regulations and with the Company's Code of Conduct.
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                         COMPENSATION COMMITTEE CHARTER

The Compensation Committee shall be comprised solely of independent directors.

The Compensation Committee shall:

    (1) Review and determine the annual salary, bonus, stock options, and other benefits of the CEO; the CEO, in turn shall be responsible for reviewing and establishing competitive compensation for the other executive officers of the Company, subject to the Compensation Committee's review and approval of those decisions, recognizing the CEO's broad discretion in these matters;

    (2) Structure components of compensation for both the CEO and other directors to be competitive as to Company size, industry characteristics, location, and other competitive factors;

    (3) Ensure that the CEO's compensation is related to personal and corporate performance and aligned with shareholder interests;

    (4) Determine how corporate performance should be rewarded;

    (5) Approve a compensation package that will enable the corporation to attract, retain, and motivate the CEO, and in turn create an environment that attracts and motivates management talent;

    (6) Utilize available relevant data, including internal and external compensation studies and surveys, to form the basis for its compensation policies;

    (7) Achieve a balance between short-term pay and long-term incentives; and

    (8) Prepare a report each year to shareholders that conforms with SEC proxy requirements, to be included in the proxy statement to shareholders.
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             CORPORATE GOVERNANCE AND NOMINATING COMMITTEE CHARTER

        The Corporate Governance and Nominating Committee shall be comprised solely of independent directors.

        The Committee shall:

        - Evaluate from time to time the appropriate size (number of members) of the Board and recommend any increase or decrease.

        - Recommend, as appropriate, a change in the composition of the members to more accurately reflect the needs of the business, and in this connection propose the addition of members and the necessary resignation of members for purposes of obtaining the alternative member(s) and skills.

        - Establish criteria for prospective members, conduct candidate searches, interview prospective candidates and conduct programs to introduce the candidate to the Company, its management and operations, and confirm the appropriate level of interest of such candidates.

        - Formally propose the slate of directors to be elected at each Annual Meeting of Shareholders and described in the Company's proxy. The Committee will make these recommendations as part of its business at a meeting held each year in the 4th Quarter. In evaluating a candidate for director, the Committee shall consider age, health, energy level, and prior service, as well as experience in Board enunciated core competencies, including any technical expertise necessary to staff specific Board committees.

        - Promulgate for Board consideration recommended changes to the Company's Corporate Governance Principles and Policies.

        - With advice from the Company's General Counsel and outside legal counsel, periodically review and recommend:

            - Changes to the Company's Articles of Incorporation and Bylaws as they relate to corporate governance matters.

            - Modifications and enhancements to the Company's takeover planning and structural defenses.
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                                   APPENDIX 2

                                JOB DESCRIPTIONS
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                              POSITION DESCRIPTION



TITLE:       CHAIRMAN OF THE BOARD

REPORTS TO:  BOARD OF DIRECTORS


    -   Chairs the meeting of Shareholders.

    - Convenes and adjourns Board meetings, and provides input for Board and Shareholder meeting agendas.

    - Is available, as requested, to act informally as an advisor to the CEO and other senior executives.

    - In consultation with the CEO, represents the Company in legislative and regulatory initiatives.

    - In consultation with the CEO, represents the Company in industry and trade associations, industry committees, and special community endeavors.

    - Fosters a corporate culture that promotes ethical practices, encourages individual integrity, and fulfills social responsibility.

    -   Performs such other services as may be requested by the Board or CEO.
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                              POSITION DESCRIPTION

TITLE:       CEO

REPORTS TO:  BOARD OF DIRECTORS


    - Develops and recommends to the Board a long-term strategy and vision for the Company that leads to the creation of shareholder value.

    - Develops and recommends to the Board annual business plans and budgets that support the Company's short and long-term strategies.

    - Responsible to see that the day-to-day business affairs of the Company are appropriately managed.

    - Responsible for achievement of the Company's financial and operating goals and objectives.

    - Responsible to see that the Company achieves and maintains a satisfactory competitive position within its industry.

    - Develops an effective management team below the level of the CEO, and has an active plan for its development and a succession plan in place for the CEO position.

    - Responsible for open and productive communication with all of the Company's constituencies, including the Board, shareholders, Wall Street, customers, suppliers, employees, and communities.

    - Formulates and oversees the implementation of major corporate policies and its strategic plan.

    - Fosters a corporate culture that promotes ethical practices, encourages individual integrity, and fulfills social responsibility.

    - Maintains a positive and ethical work climate that is conducive to attracting, retaining, and motivating top-quality employees at all levels.

    - The CEO or his designate shall speak for the Company. In particular, unless otherwise directed by the Board, all communications made to market participants covered by SEC Regulation FD shall be made by the CEO, CFO, or other CEO designated officer.
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                              POSITION DESCRIPTION

TITLE:       LEAD DIRECTOR

REPORTS TO:  BOARD OF DIRECTORS


    -   The Lead Director shall be an Independent Director.

    - Works with the Chairman, CEO, other Independent Directors, and management to set Board meeting agendas.

    -   Leads all meetings of the Board of Directors.

    -   Works with Board Committee Chairs to coordinate committee activities.

    - Attends meetings with key shareholders when Board Involvement is requested or appropriate.

    - Serves as a "conduit" for any sensitive discussions between the Board and management.

    - Serves as the "sounding board" for the CEO in his dealings with the Board, and vice versa.

    -   Chairs all Board Executive Sessions.

    -   Chairs all meetings of Independent Directors.

    -   Serves as the principal interface between the Board and management.

    -   Serves as the principal interface between the Board and the Chairman.

    -   Provides advice and counsel to the CEO and to management.

    -   Arranges meetings of Independent Directors.

    - Strives to achieve consensus of Independent Directors on issues of strategic importance to the Company and/or to Shareholders.

    - Provides interim leadership in the event of a sudden emergency that results from the incapacity or unavailability of the CEO.

    -   Performs such other functions as may be requested by the Board or CEO.